Exhibit 99.4

NICE Actimize Named “Best Trade Surveillance Solution for MAD/MAR
 Technology” in 2019 RegTech Insight Awards

NICE Actimize’s innovations in its Markets Surveillance portfolio were recognized by online voters and A-Team Group readers for second consecutive year

Hoboken, NJ, May 7, 2019 – NICE Actimize, a NICE (Nasdaq: NICE) business and the industry leader in Autonomous Financial Crime Management, was named the category winner for "Best Trade Surveillance Solution for MAD/MAR Technology" in A-Team Group's 2019 RegTech Insight Awards for the second consecutive year. Following its shortlisting, derived from reader/online nominations from within the RegTech Insight community which were verified by A-Team Group editors and the RegTech advisory board, NICE Actimize was the recipient of the most online votes in its category.

With this year's competition, the 2019 RegTech Insight Awards continued to acknowledge leading technologies and third-party vendors in the areas of their expertise. The RegTech Awards evaluation considered depth of involvement in capital markets, relevance of a solution or service to a selected award category, and the potential interest of a solution or service to the publications' RegTech community.

Chris Wooten, Executive Vice President, NICE, said, "For the second year in a row, our customers and partners showed their continuing confidence in our ability to support their requirements for meeting the demands for MiFID II and MAR compliance with our markets surveillance portfolio. We thank the readers of A-Team Group publications for their support on behalf of our category. As we continue to transform our solutions in financial markets compliance, with innovations in artificial intelligence, machine learning and cloud, we will work closely with our customers to optimize operations and lower costs while meeting the demands of the regulatory environment.”

“We are delighted that our cross-platform readership of over 20,000 senior technology officers and data specialists clearly rated NICE Actimize Markets Surveillance for MAD/MAR as the Best Trade Surveillance Solution for MAD/MAR in a very competitive field. We congratulate them on their prestigious RegTech Insight Award win," said Angela Wilbraham, CEO of A-Team Group, which hosts the RegTech Insight Awards.

For additional information on NICE Holistic Trade Surveillance Solutions for MAR/MiFID:

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NICE Actimize Markets Surveillance helps firms comply with the MiFID II microsecond requirement, while improving firms’ ability to detect and mitigate market abuse. Advanced detection models cover every regulation and asset class out-of-the-box, including over-the-counter and exchange-traded instruments, as well as cross-product and cross-market manipulation.

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NICE Communications Surveillance uses next generation machine learning and Natural Language Understanding capabilities to accurately detect risky communications across all channels, from eComms to voice.

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NICE Trading Recording (NTR) and NICE COMPASS Compliance Assurance: With MiFID II and MiFIR, firms must ensure recording of all regulated employees, communication channels and devices, easily prove they are being successfully recorded and retained, and quickly retrieve and share all recorded communications related to a trade.

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NICE Actimize Sales Practices & Suitability uncovers when investment advice is not suitable for clients, detects prohibited sales practices and establishes a risk-based process for reviewing transactions.

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NICE Actimize ActOne Investigation & Case Manager is built right in so compliance analysts can reduce their investigation time by up to 70 percent, reconstruct complete trade timelines in minutes and rapidly respond to regulatory requests.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premise enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson +1-551-256-5000
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.